UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2012

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 001-33072

A.	Full title of plan and the address of the plan, if different from that of the issuer named below:

Science Applications International Corporation Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SAIC, Inc.

1710 SAIC Drive

McLean, VA 22102

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

NOTE: All other schedules required by Section 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Plans Committee and Participants of

Science Applications International Corporation Retirement Plan

McLean, Virginia

We have audited the accompanying statements of net assets available for benefits of Science Applications International Corporation Retirement Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MAYER HOFFMAN MCCANN P.C.

San Diego, California

June 20, 2013

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2012 AND 2011

	2012	2011
	(in thousands)
ASSETS:
Investments—at fair value:
Mutual funds	$3,095,161	$2,794,805
SAIC, Inc. common stock	563,352	708,586
Common collective trusts	1,838,936	1,623,041
Separately managed accounts	782,975	712,450

Total investments	6,280,424	5,838,882

Receivables:
Notes receivable from participants	88,501	88,103
Company contributions	6,732	6,925
Participant contributions	21	230

Total receivables	95,254	95,258

NET ASSETS AVAILABLE FOR BENEFITS	$6,375,678	$5,934,140

See notes to financial statements.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
	(in thousands)
ADDITIONS:
Investment income:
Net appreciation (depreciation) in fair value of investments	$545,850	$(360,189)
Interest and dividends	84,585	65,163

Net investment income (loss)	630,435	(295,026)

Interest income on notes receivable from participants	3,904	4,105
Contributions:
Participants	272,509	275,221
Employer	147,343	150,862
Employee rollovers	22,297	21,087

Total contributions	442,149	447,170

Total additions	1,076,488	156,249

DEDUCTIONS:
Distributions paid to participants	632,361	607,413
Administrative expenses	2,589	2,304

Total deductions	634,950	609,717

INCREASE/(DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS	441,538	(453,468)

TRANSFERS FROM OTHER PLANS	—	1,165
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	5,934,140	6,386,443

End of year	$6,375,678	$5,934,140

See notes to financial statements.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

1.	DESCRIPTION OF THE PLAN

The following brief description of the Science Applications International Corporation Retirement Plan (the Plan) is for general information purposes only. Participants should refer to the Plan document and the Summary Plan Description dated November 2011 and Prospectus Supplement dated May 2012, August 2012, January 2013, and May 2013 for more complete information regarding the Plan. Within these financial statements, Science Applications International Corporation (the Company) refers to the sponsoring employer, and SAIC, Inc. refers to the publicly-traded parent of the sponsoring employer.

General—The Plan is a defined contribution plan sponsored by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is a defined contribution 401(k) plan with profit-sharing and employee stock ownership plan (ESOP) features. Both employee and Company contributions to the Plan are held in a qualified retirement trust fund. The Science Applications International Corporation Retirement Plans Committee is the Plan’s named fiduciary for purposes of Section 402(a) of ERISA.

Investment Funds—As of December 31, 2012, the Plan held investments in 13 mutual funds, 14 common collective trust funds, three separately managed account funds and two Company stock funds: the SAIC Common Stock Fund and the SAIC Closed Stock Fund (collectively, the Stock Funds).

The SAIC Closed Stock Fund is no longer available for new investment. As of December 31, 2012 and 2011, all amounts in the Stock Funds are invested in SAIC, Inc., common stock, except for estimated cash reserves, which are invested in the Vanguard Prime Money Market Fund and are primarily used to provide future benefit distributions and facilitate investment exchanges.

Eligibility—Employees of the Company and its subsidiaries that have adopted the Plan are eligible to participate in the Plan. Employees must be in an eligible fringe benefit package to be eligible to receive Company matching 401(k) contributions, profit sharing contributions, and ESOP contributions. Generally, employees may make elective contributions and receive Company matching 401(k) contributions upon commencing employment.

Participant Contributions—The Plan permits participants to contribute up to 75% of their eligible compensation to the Plan, subject to statutory limitations. Participants may also contribute amounts representing rollovers from other qualified plans. Participant contributions are invested according to participant direction into any of the available investment funds of the Plan. Participant contributions and rollovers to the SAIC Common Stock Fund are limited to a maximum 50% of the employee deferral or rollover, as applicable.

Employer Contributions—The Company may make discretionary contributions, which include matching 401(k) contributions, profit sharing contributions, and ESOP contributions. The Company does not intend to make future profit sharing or ESOP contributions. Eligible participants may receive Company matching 401(k) contributions based on a percentage (up to a maximum match percentage of 6%), depending on fringe level, of the first 6% of eligible compensation contributed to the Plan, which are invested per participant direction. Please refer to the Plan document for further details. The Company, at its discretion, may also make additional contributions to the Plan for the benefit of non-highly compensated participants in order to comply with Section 401(k) (3) of the Internal Revenue Code (the Code). The Company made no additional contributions for the benefit of non-highly compensated participants for the Plan years ended December 31, 2012 and 2011. Company contributions to the Plan for the Plan years ended December 31, 2012 and 2011 were made in cash.

Participant Accounts—In accordance with Plan provisions, individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, and if eligible, allocations of Company discretionary contributions. Allocations are based on participant eligible compensation, as defined in the Plan document. Participant accounts also reflect changes from investment income and losses and from distributions. The benefit to which a participant is entitled is the vested balance of his or her account.

Vesting and Forfeitures—Participant’s elective deferrals and rollover contributions together with associated earnings vest immediately. Company contributions vest 20% for each calendar year during which the participant works at least 850 hours and become fully vested after the participant completes five years of vesting service, as defined by the Plan. In addition, participants become fully vested in Company contributions while employed with the Company upon reaching age 59-1/2, permanent disability, or death. Upon termination of employment with the Company, participants forfeit any portion of Company contributions that have not yet vested. Forfeitures may be applied to future Company matching 401(k) contributions, to provide reinstatements due to military leave, to increase profit sharing or ESOP contributions, or to pay Plan expenses. During the years ended December 31, 2012 and 2011, the Company applied forfeited non-vested amounts of $7,554,000 and $8,038,000, respectively, primarily toward Company matching 401(k) contributions. As of December 31, 2012 and 2011, forfeited non-vested accounts available for application by the Company totaled $779,000 and $506,000, respectively.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

Notes Receivable from Participants—Participants may borrow up to 50% of their vested account balance, up to a maximum of $50,000. Loan repayment periods may not exceed 60 months except for loans used to acquire a principal residence, in which case the repayment period may not exceed 30 years. The loans are secured by the vested account balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined monthly by the Plan administrator. Principal and interest are collected ratably through payroll deductions. As of December 31, 2012, outstanding loans bear interest at rates ranging from 3% to 12%, and have maturities from January 2013 through November 2042.

Distributions to Participants—For vested account balances less than $5,000, participants receive their vested account balance in a single lump sum within 12 calendar months following termination of employment with the Company. For vested account balances that exceed $5,000, a participant’s vested account balance is not distributed unless the participant elects to take a distribution following the participant’s termination of employment with the Company. Regardless of the existing account balance, distributions are made to participants who die or become permanently disabled while employed by the Company. After attaining age 59-1/2, a participant may make withdrawals even if still employed by the Company. A participant may make withdrawals from the Plan prior to attaining age 59-1/2 of their rollover account or if the participant incurs a financial hardship, as specified by the Plan. Former employees, regardless of their age, may elect to receive up to two distributions in any given Plan year, of all or a portion of their account balance.

Tax Status—The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated February 6, 2013, that the Plan was designed in accordance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

Termination of the Plan—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA. Upon termination of the Plan, the participants become 100% vested in any unvested portion of their accounts.

Transfers from Other Plans—Transfers of assets from other plans primarily represents amounts transferred from terminated acquired plans.

Related-Party Transactions—Certain Plan investments are managed by The Vanguard Group, the Plan’s record-keeper; therefore, transactions with these investments qualify as party-in-interest transactions. Fees paid to the record-keeper were $2,589,000 and $2,304,000 for the Plan years ended December 31, 2012 and 2011, respectively. There were no amounts payable to the Plan’s record-keeper as of December 31, 2012 and December 31, 2011. Members of the Company’s Retirement Plans Committee also participate in the Plan.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

SAIC, Inc. is the parent company of the sponsoring employer. At December 31, the following SAIC, Inc. shares were held by the Plan:

	Number of Shares	Cost Basis
	(in thousands)
At December 31, 2012:
SAIC, Inc. common stock	49,870	$479,197
At December 31, 2011:
SAIC, Inc. common stock	57,644	$541,580

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The Plan’s financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Investment transactions are accounted for on their trade dates.

Investment Valuation and Income Recognition—Investments held by the Plan are carried at fair value as follows:

Investment in Mutual Funds—The Plan’s investments in mutual funds are stated at fair value based on quoted market prices.

Investment in Common Collective Trusts—As of December 31, 2012, the Plan held investments in 14 common collective trusts (CCT): a series of Vanguard Target Retirement Trusts Plus; the Wellington Trust Small Cap 2000 Portfolio; and the Wellington Trust TIPS Portfolio. Fair value for these investments is determined by the trustee using observable inputs other than unadjusted quoted prices.

Investment in Separately Managed Accounts—As of December 31, 2012, the Plan held investments in three separately managed accounts: Total Return Bond Fund; Dodge & Cox Equity Fund; and Mid-Cap Value Fund. The fair value for these investments is determined daily by the custodian, J.P. Morgan, based on the net asset value held within each account. These separately managed accounts are similar to their corresponding publicly available mutual funds but are offered and managed specifically for the Plan.

Investment in Common Stock—Investments in shares of SAIC, Inc. common stock, which are publicly traded on the New York Stock Exchange, are recorded at their publicly-traded quoted market price as of December 31, 2012 and 2011.

Investment Gains and Losses—Realized gains and losses on sales of investments are calculated as the difference between the fair value of the investments upon sale and the fair value of the investments at purchase. Unrealized appreciation or depreciation is calculated as the difference between the fair value of the investments at the end of the year and the fair value of the investments at the beginning of the year or at purchase if purchased during the year. Interest income is recorded on the accrual basis of accounting. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants—Notes receivable from participants are carried at the aggregate unpaid principal balance of loans outstanding.

Benefits Payable—Benefit payments to participants are recorded upon distribution. There were no benefits payable to participants who had elected to withdraw from the Plan but had not yet been paid as of December 31, 2012 and 2011.

Accounting Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions during the reporting periods. Actual results may differ from those estimates.

Administrative Expenses—Administrative expenses of the Plan are paid by the Plan sponsor or Plan participants as provided in the Plan document.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

Adoption of New Accounting Pronouncement—In May 2011, the FASB issued Accounting Standards Update No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (Topic 820)—Fair Value Measurement (ASU 2011-04), to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements (as defined in Note 4 below). ASU 2011-04 is effective for the Plan prospectively for the year ending December 31, 2012 and was adopted by the Plan. The adoption did not have a material effect on the statements of net assets available for plan benefits, statements of changes in net assets available for plan benefits or disclosures in the financial statements.

3.	INVESTMENT INFORMATION

The Plan’s investments are held in a trust fund. The fair values of the investments representing 5% or more of the Plan’s net assets available for benefits as of December 31, 2012 and 2011, are as follows:

	2012	2011
	(in thousands)
Mutual funds:
Vanguard Institutional Index Fund Institutional Plus Shares	$569,035	$470,547
Vanguard Prime Money Market Fund Institutional Shares	461,420	487,517
Vanguard Total Bond Market Index Fund Institutional Plus Shares	436,364	368,037
Dodge & Cox Equity Fund	409,180	362,324
Vanguard Extended Market Index Fund Institutional Plus Share	333,596	*
Vanguard Target Retirement 2025 Trust Plus	321,531	*
SAIC, Inc. common stock	563,352	708,586

*	Investment does not represent 5% or more of net assets available for benefits

During the years ended December 31, 2012 and 2011, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) as follows:

	2012	2011
	(in thousands)
Mutual funds	$266,351	$(138,124)
Common collective trusts	209,119	3,512
Separately managed accounts	120,090	(10,306)
SAIC, Inc. common stock	(49,710)	(215,271)

Net appreciation (depreciation) in fair value	$545,850	$(360,189)

The Plan invests in various securities as detailed above. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

4.	FAIR VALUE MEASUREMENTS

Accounting guidance has been issued that establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2	Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value, on a recurring basis:

As of December 31, 2012 and 2011

	Active Markets for Identical Assets		Other Observable Inputs
	(Level 1)		(Level 2)		Total
	2012	2011	2012	2011	2012	2011
(in thousands)
Mutual funds:
Domestic equity funds	$1,799,304	$1,564,785	$—	$—	$1,799,304	$1,564,785
Bond funds	590,061	520,758	—	—	590,061	520,758
Short term reserve funds	480,231	504,124	—	—	480,231	504,124
International equity funds	225,565	205,138	—	—	225,565	205,138
Common stock:
SAIC, Inc.	563,352	708,586	—	—	563,352	708,586
Separately managed accounts:
Domestic equity funds	—	—	547,716	492,578	547,716	492,578
Bond funds	—	—	235,259	219,872	235,259	219,872
Common collective trusts:
Balanced funds	—	—	1,735,268	1,535,342	1,735,268	1,535,342
Domestic equity funds	—	—	61,384	51,848	61,384	51,848
Bond funds	—	—	42,284	35,851	42,284	35,851

Total investments at fair value	$3,658,513	$3,503,391	$2,621,911	$2,335,491	$6,280,424	$5,838,882

The Plan did not have any Level 3 investments for the years ended December 31, 2012 and 2011.

5.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2012 and 2011, as reported in the financial statements to Schedule H on Form 5500:

	2012	2011
	(in thousands)
Net assets available for benefits as reported in financial statements	$6,375,678	$5,934,140
Participant loans deemed distributed	(2,960)	(3,102)
Deemed loans repaid	484	779

Net assets available for benefits reported on Schedule H on Form 5500	$6,373,202	$5,931,817

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

The following is a reconciliation of deemed distributions of participant loans for the year ended December 31, 2012, as reported in the financial statements to Schedule H on Form 5500:

2012
(in thousands)
Deemed distributions of participant loans as reported in the financial statements	$—
Add participant loans deemed distributed in 2012	637

Deemed distributions of participant loans reported on Schedule H of Form 5500	$637

6.	SUBSEQUENT EVENT

In August 2012, the Company announced that its board of directors authorized management to pursue a plan to separate into two independent, publicly traded companies. The separation is expected to occur in the latter half of calendar year 2013, subject to final approval of the board of directors and certain customary conditions. Although the Company expects that the separation of its businesses will be consummated, there can be no assurance that a separation will ultimately occur. Upon completion of the separation transaction, the Plan will be split into two separate plans with no significant modifications expected to the plans’ operations.

******

SUPPLEMENTAL SCHEDULE

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2012

(in thousands)

		EIN: 95-3630868	Plan #004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest and Collateral	(d) Cost	(e) Current Value
*	SAIC, Inc. common stock	Company stock	**	$563,352
*	Vanguard Total Bond Market Index Fund Institutional Plus Shares	Mutual fund	**	436,364
*	Vanguard Short-Term Bond Index Fund Institutional Plus Shares	Mutual fund	**	153,697
*	Vanguard Institutional Index Fund Institutional Plus Shares	Mutual fund	**	569,035
*	Vanguard Prime Money Market Fund Institutional Shares	Mutual fund	**	461,420
*	Vanguard Extended Market Index Fund Institutional Plus Shares	Mutual fund	**	333,596
*	Vanguard PRIMECAP Fund	Mutual fund	**	261,230
*	Vanguard International Growth Fund	Mutual fund	**	211,061
	T. Rowe Price Mid-Cap Growth Fund Institutional Shares	Mutual fund	**	154,475
	Longleaf Partners Small-Cap Fund	Mutual fund	**	164,783
	DFA Emerging Markets Core Equity Fund Institutional Shares	Mutual fund	**	182,871
	Templeton Institutional Funds, Inc. Foreign Equity Series	Mutual fund	**	14,505
*	Vanguard FTSE All-World ex-US Index Fund Institutional Plus Shares	Mutual fund	**	133,313
*	Vanguard Federal Money Market Fund	Mutual fund	**	18,811
	Mid-Cap Value Fund	Separately managed account	**	138,536
	Total Return Bond Fund	Separately managed account	**	235,259
	Dodge & Cox Equity Fund	Separately managed account	**	409,180
	Wellington Trust Small Cap 2000 Portfolio	Common collective trust	**	61,384
	Wellington Trust TIPS Portfolio	Common collective trust	**	42,284
*	Vanguard Target Retirement 2010 Trust Plus	Common collective trust	**	134,857
*	Vanguard Target Retirement 2015 Trust Plus	Common collective trust	**	254,428
*	Vanguard Target Retirement 2020 Trust Plus	Common collective trust	**	306,456
*	Vanguard Target Retirement 2025 Trust Plus	Common collective trust	**	321,531
*	Vanguard Target Retirement 2030 Trust Plus	Common collective trust	**	230,827
*	Vanguard Target Retirement 2035 Trust Plus	Common collective trust	**	155,334
				(Continued	)

*	Indicates party-in-interest to the Plan.
**	Not applicable—participant-directed investment.

SUPPLEMENTAL SCHEDULE

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2012

(in thousands)

		EIN: 95-3630868	Plan #004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest and Collateral	(d) Cost	(e) Current Value
*	Vanguard Target Retirement 2040 Trust Plus	Common collective trust	**	106,801
*	Vanguard Target Retirement 2045 Trust Plus	Common collective trust	**	74,182
*	Vanguard Target Retirement 2050 Trust Plus	Common collective trust	**	32,788
*	Vanguard Target Retirement 2055 Trust Plus	Common collective trust	**	3,951
*	Vanguard Target Retirement 2060 Trust Plus	Common collective trust	**	1,328
*	Vanguard Target Retirement Income Trust Plus	Common collective trust	**	112,785
*	Notes Receivable from Participants	Loans/Interest rates from 3% to 12%; maturities from January 2013 to November 2042		88,501

(Concluded)

*	Indicates party-in-interest to the Plan.
**	Not applicable—participant-directed investment.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Science Applications International Corporation Retirement Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

Date: June 20, 2013	/S/ LUCY K. MOFFITT
Lucy K. Moffitt Member, Science Applications International Corporation Retirement Plans Committee

Exhibit Index

Exhibit No.

23.1	Consent of Independent Registered Public Accounting Firm